UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ORGANOGENESIS HOLDINGS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Class A Common Stock at an exercise price of $5.75 per half share

(Title of Class of Securities)

68621F 110

(CUSIP Number of Warrants)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, Massachusetts 02021

(781) 575-0775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Tel: (617) 832-1000

CALCULATION OF FILING FEE

Transaction valuation[1]	Amount of filing fee[2]
$12,665,206.68	$1,535.03

[1]

Estimated for purposes of calculating the amount of the filing fee only. Organogenesis Holdings Inc. (the “Company”) is offering holders of all of the Company’s outstanding $5.75 per half share warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated October 10, 2016 (the “Public Warrants”) the opportunity to exchange such Public Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”) by tendering one Public Warrant in exchange for 0.095 Shares. The transaction value was determined by using the average of the high and low prices of the Public Warrants in the over-the-counter market on July 9, 2019, which was $0.41.

[2]

The amount of the filing fee assumes that all outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,535.03	Filing Party: Organogenesis Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed by Organogenesis Holdings Inc. (the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the offer by the Company to all holders of the Company’s outstanding warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated October 10, 2016 (the “IPO Prospectus”), exercisable for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $5.75 per half share (the “Public Warrants”), to receive 0.095 Shares in exchange for every Public Warrant tendered by the holders thereof (approximately one Share for every 11 Public Warrants tendered). The offer is subject to the terms and conditions set forth in the Amended and Restated Offer to Exchange Letter, dated July 22, 2019 (the “Offer Letter”) and in the related Amended and Restated Letter of Transmittal and Consent (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer Letter as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Exhibits thereto.

Item 10. Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated in its entirety as follows:

“(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2019 (the “Form 10-K”), (ii) the Company’s financial statements for the first quarter ended March 31, 2019, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019 and (iii) the Company’s financial statements for the second quarter ended June 30, 2019, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019 (collectively, with (ii), the “Form 10-Qs”). The Form 10-K and the Form 10-Qs are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 10. Financial Information Regarding the Company” is incorporated herein by reference.”

“Section 10—Financial Information Regarding the Company” of the Offer Letter is hereby amended and restated as follows:

“The financial information included (i) under Part II, Item 8 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”), (ii) under Part I, Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “2019 Q1 10-Q”) and (iii) under Part I, Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “2019 Q2 10-Q”) is incorporated herein by reference. The full text of all such filings with the SEC, as well as other documents we have filed with the SEC prior to, or will file with the SEC subsequent to, the filing of the Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

The following table shows summary historical financial information of the Company for the periods and as of the dates indicated. The summary historical consolidated financial information of the Company was derived from the audited historical consolidated financial statements of the Company included in Part II, Item 8 in the 2018 10-K (other than the historical statements of operations data for the fiscal year ended December 31, 2015 and the balance sheet data as of December 31, 2016 and 2015 which are derived from audited consolidated financial statements of the Company not included in the 2018 10-K) and the unaudited financial statements of the Company included in Part I, Item 1 in the 2019 Q2 10-Q. The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes in Part II, Item 8 of the 2018 10-K and Part I, Item I of the 2019 Q2 10-Q and with our “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” in Part II, Item 7 of the 2018 10-K and Part I, Item 2 of the 2019 Q2 10-Q. Our historical results are not necessarily indicative of results to be expected for any future period.

	Six Months Ended June 30, 2019	Year Ended December 31
		2018	2017	2016	2015
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenue	$122,071	$193,449	$198,508	$138,732	$98,975
Cost of goods sold	36,426	68,808	$61,220	48,201	46,450

Gross profit	85,645	124,641	137,288	90,531	52,525
Operating expenses:
Selling, general and administrative	97,850	161,961	133,717	93,029	68,174
Research and development	7,235	10,742	9,065	6,277	3,882
Write-off of deferred offering costs	—	3,494	—	—	—

Total operating expenses	105,085	176,197	142,782	99,306	72,056

Loss from operations	(19,440)	(51,556)	(5,494)	(8,775)	(19,531)

Other income (expense), net:
Interest expense, net	(3,965)	(10,789)	(8,010)	(5,474)	(3,348)
Change in fair value of warrants	—	(469)	(1,037)	(737)	—
Loss on the extinguishment of debt	(1,862)	(2,095)	—	—	—
Other income (expense), net	12	162	(9)	285	277

Total other income (expense), net	(5,815)	(13,191)	(9,056)	(5,926)	(3,071)

Net loss before income taxes	(25,255)	(64,747)	(14,550)	(14,701)	(22,602)
Income tax (expense) benefit	(60)	(84)	7,025	(65)	177

Net loss	(25,315)	(64,831)	(7,525)	(14,766)	(22,425)
Net income from non-controlling interest in affiliates	—	—	863	2,221	1,836
Net loss attributable to Organogenesis Holdings Inc.	$(25,315)	$(64,831)	$(8,388)	$(16,987)	$(24,261)

Net loss per common share—basic and diluted	$(0.28)	$(0.94)	$(0.14)	$(0.27)	$(0.38)

Weighted average common shares outstanding—basic and diluted	90,625,850	69,318,456	63,876,767	63,196,067	62,861,896

	As of June 30, 2019	As of December 31
		2018	2017	2016	2015
			(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,040	$21,291	$2,309	$1,778	$1,139
Working capital(1)	25,747	4,743	(2,233)	(132)	(3,367)
Total assets	168,074	163,678	148,722	103,858	105,700
Total liabilities	144,876	116,637	157,277	119,837	102,186
Total Organogenesis Holdings Inc. stockholders’ (deficit) equity	23,198	47,041	(15,317)	(15,979)	3,514

(1)	We define working capital as current assets less current liabilities.

Book value per share

“Our book value per common share as of June 30, 2019 was $0.25.”

Item 11. Additional Information.

The first paragraph of “Section 15 – Additional Information; Miscellaneous” of the Offer Letter is hereby amended and supplemented by adding the following at the end of such paragraph:

“4.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 10, 2019.
5.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 9, 2019.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(F)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (incorporated by reference to the Company’s filing with the SEC on August 9, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORGANOGENESIS HOLDINGS INC.

By:	/s/ Timothy M. Cunningham
Name:	Timothy M. Cunningham
Title:	Chief Financial Officer

Date: August 9, 2019